EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended July 31		Year Ended October 31
	2005	2004	2004	2003	2002	2001		2000
	(In thousands of dollars)
Earnings:

Income of consolidated group before income taxes	$1,823,698	$1,588,532	$2,113,673	$971,277	$602,705	$(24,757)		$777,507

Dividends received from unconsolidated affiliates	1,511	21,097	21,579	3,151	2,236	1,675		3,065

Fixed charges excluding capitalized interest	554,478	453,908	606,460	643,511	659,263	787,737		693,626
Total earnings	$2,379,687	$2,063,537	$2,741,712	$1,617,939	$1,264,204	$764,655		$1,474,198

Fixed charges:

Interest expense of consolidated group including capitalized interest	$544,385	$442,777	$592,802	$628,647	$637,571	$766,254		$677,424

Portion of rental charges deemed to be interest	10,776	11,283	14,368	15,044	22,145	22,030		17,122
Total fixed charges	$555,161	$454,060	$607,170	$643,691	$659,716	$788,284		$694,546

Ratio of earnings to fixed charges*	4.29	4.54	4.52	2.51	1.92		**	2.12

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from unconsolidated affiliates. “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

*                                         The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

**                                  For the year ended October 31, 2001, earnings available for fixed charges coverage were $24 million less than the amount required for a ratio of earnings to fixed charges of 1.0.

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